SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration Under Section 12(g)
    of the Securities Exchange of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 1-9786

                         Thermo Instrument Systems Inc.
                         ------------------------------
             (Exact name of registrant as specified in its charter)

                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                                 --------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.10 per share
                     --------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:


          Rule 12g-4(a)(1)(i)  ( )                Rule 12h-3(b)(1)(ii) ( )
          Rule 12g-4(a)(1)(ii) ( )                Rule 12h-3(b)(2)(i)  ( )
          Rule 12g-4(a)(2)(i)  ( )                Rule 12h-3(b)(2)(ii) ( )
          Rule 12g-4(a)(2)(ii) ( )                Rule 15d-6           ( )
          Rule 12h-3(b)(1)(i)  (X)


              Approximate number of holders of record as of the
                       certification or notice date: 0*

      * On June 30, 2000, Thermo Instrument Systems Inc. was merged directly into its parent corporation, Thermo Electron Corporation, and thereby ceased to exist as a separately incorporated entity.


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      Pursuant  to the  requirements  of the  Securities  Exchange  Act of 1934,
Thermo Electron Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2000                Thermo Electron Corporation*


                                   By:      /s/ Theo Melas-Kyriazi
                                            ------------------------------------
                                   Name:    Theo Melas-Kyriazi
                                   Title:   Vice President and
                                            Chief Financial Officer


*Successor in interest to Thermo Instrument Systems Inc.